04015414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43838

8-43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Huntington Quadrangle
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

MAR 3 0 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631)770-0608
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information **contained in this form are not required to respond unless the form displays a currently valid control number**

TABLE OF CONTENTS

An Oath or Affirmation 1

Independent Auditor's Report 2

Financial Statements:

- Statement of Financial Condition 3
- Statement of Operations 4
- Statement of Changes in Stockholder's Equity 5
- Statement of Cash Flows 6
- Statement of Changes in Subordinated Borrowings 7

Notes to Financial Statements 8-11

Supplementary Information:

- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 12
- Statement of exemption from Rule 15c3-3 13
- Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 14-15

OATH OR AFFIRMATION

I, **Eileen Moore**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EarlyBird Capital, Inc.**, as of **January 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Eileen Moore
Signature

Chief Financial Officer
Title

Nanci B Lotvin
Notary Public

NANCI B LOTVIN
NOTARY PUBLIC STATE OF NEW YORK
NO. 01LO6033933
SUFFOLK COUNTY
COMMISSION EXPIRES DEC 6, 2005

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S&Co.
SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditors' Report

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EarlyBirdCapital.com Inc.) as of January 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 3, 2004

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Financial Condition

January 31, 2004

Assets

Cash and cash equivalents	$ 4,167,531
Accounts receivable	375,511
Marketable securities	455,266
Property and equipment, net	34,529
Other assets	122,263
Total assets	$ 5,155,100

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 481,305
Commissions payable	117,025
Loans payable – subordinated	3,000,000
Total liabilities	3,598,330
Stockholder's equity:	
Common stock, par value $0.01 per share; 30,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	10,228,847
Accumulated deficit	(8,672,082)
Total stockholder's equity	1,556,770
Total liabilities and stockholder's equity	$ 5,155,100

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Operations

Year ended January 31, 2004

Revenues:		
Commissions	$	3,186,143
Investment banking and underwriting		2,289,518
Net realized gain on the sale of marketable securities		152,075
Net unrealized gain on marketable securities		75,266
Other		177,159
Total revenues		5,880,161
Expenses:		
Compensation and benefits		3,310,226
Professional fees		331,891
Clearing and floor brokerage		144,666
Occupancy and equipment		108,159
Communications		51,144
Interest expense		90,683
Depreciation		55,000
Underwriting		107,600
Other general and administrative		666,649
Total expenses		4,866,018
Net Income		$ 1,014,143

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2004

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at January 31, 2003	$ 5	$ 10,228,847	$(9,686,225)	$ 542,627
Net Income	---	---	1,014,143	1,014,143
Balance at January 31, 2004	$ 5	$ 10,228,847	$(8,672,082)	$ 1,556,770

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Cash Flows

Year ended January 31, 2004

Cash flows from operating activities:	
Net income	$ 1,014,143
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	55,000
Non cash fees received	(285,000)
Unrealized gain on sale of marketable securities	(75,266)
Realized gain on sale of marketable securities	(152,075)
(Increase) decrease in operating assets:	
Clearing firm receivable	167,000
Commissions receivable	58,000
Accounts receivable	(375,511)
Receivable from related parties	166,000
Purchase of marketable securities	(67,625)
Proceeds from sale of marketable securities	124,700
Other assets	(101,636)
Increase (decrease) in operating liabilities:	
Income taxes payable	(20,000)
Accounts payable and accrued expenses	212,305
Commissions payable	81,025
Total adjustments	(213,083)
Net cash used in operating activities	801,060
Cash flows from investing activities:	
Purchase of property and equipment	(54,529)
Cash flows from financing activities:	
Loan payable - subordinated	3,000,000
Net increase in cash and cash equivalents	3,746,531
Cash and cash equivalents at beginning of year	421,000
Cash and cash equivalents at end of year	$ 4,167,531
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 90,683
Cash paid (received) for income taxes	$ (35,101)

See accompanying notes to financial statements.

EarIyBirdCapital, Inc.

(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Statement of Changes in Subordinated Borrowings

Year ended January 31, 2004

Subordinated borrowings at January 31, 2003	**$ -**
Increases:	
Issuance of subordinated notes	3,000,000
Subordinated borrowings at January 31, 2004	$ 3,000,000

See accompanying notes to financial statements.

Notes to Financial Statements

(1) ORGANIZATION

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EarlyBirdCapital.com Inc. (the "Parent") which, in turn is a 63.6% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to private investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Pershing LLC., on a fully disclosed basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

Marketable securities that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash and cash equivalents.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(c) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as marketable securities on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale. Though, the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold. For the year ended January 31, 2004 the Company recognized $281,250 of revenue in connection with the receipt of equity instruments, which amount is included in Investment banking.

(d) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the provision of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when the related stock warrant is exercised and the underlying shares are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(e) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of management.

(f) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Accounts Receivable

The Company collected the full amount of the accounts receivable in March 2004.

(h) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of restricted warrants and trading securities. Their cost and estimated fair and market value at January 31, 2004 are as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Common Stock	$ 147,500	$ 71,516	$ -	$ 219,016
Restricted Warrants	281,250	-	45,000	236,250
Total marketable securities	$ 428,750	$ 71,516	$ 45,000	$ 455,266

(4) Property and Equipment

Property and equipment consists of the following:

Furniture	$ 22,595
Equipment	123,903
	146,498
Accumulated depreciation	(111,969)
Property and equipment, net	$ 34,529

Depreciation expense for the year ended January 31, 2004 was $55,000.

(5) Loans Payable

(a) In January 2003, the Company entered into three separate loan agreements for $1,000,000 each, with officers of the Company. The notes bear interest at 8% and are payable on March 15, 2004. The note is subordinated to the claims of general creditors.

(6) Income Taxes

The Company is included in the consolidated income tax returns of its Parent.

The composition of deferred tax assets and liabilities and the related effects at January 31, 2004 are as follows:

Benefit from carryforward, net operating losses	$	2,162,000
Other temporary differences		(30,000)
Less: Valuation allowance		(2,132,000)
Net deferred tax asset	$	-

The other temporary differences shown above relate primarily to unrealized gains on marketable securities.

At January 31, 2004, for federal income tax reporting purposes, the Company has approximately $5,400,000 of unused net operating losses. The benefit from carryforward of such losses will expire in various years through 2023 and could be subject to limitations if significant ownership changes occur in the Company.

(7) Commitments and Contingencies

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2004, the Company had net capital of $3,728,217, which was $3,628,217 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

Supplemental Information

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2004

Total stockholder equity qualified for net capital	$ 1,556,770
Additions:	
Loan payable	$ 3,000,000
	$ 4,556,770
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	375,511
Marketable securities at fair value	236,250
Fixed assets, net of accumulated depreciation	34,529
Other assets	122,263
Other deductions and/or charges:	
Fidelity bond charge	13,000
	781,553
Haircuts on securities	47,000
Net capital	$ 3,728,217
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 39,888
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 3,628,217
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 598,330
Ratio of aggregate indebtedness to net capital	.16

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17a-5 Part IIA, as filed by the Company on February 21, 2004.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EarlyBirdCapital.com Inc.)

January 31, 2004

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EarlyBirdCapital.com, Inc.) for the year ended January 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP

Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 3, 2004